__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 13 November 2003

BHP Billiton Limited

ABN 49 004 028 077

Level 27, 180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X
<

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

13 November 2003

To: Company Announcements Office

The Australian Stock Exchange

4th Floor, 20 Bridge Street

SYDNEY NSW 2000

Australia

Company Announcements Office

The London Stock Exchange

Old Broad Street

London EC2N 1HP

United Kingdom

cc: New York Stock Exchange

Swiss Stock Exchange

New Zealand Stock Exchange

Johannesburg Stock Exchange

Paris Bourse (Euronext)

Deutsche Bank

For Announcement to the Market

I advise the following results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held on 13 November 2003 and BHP Billiton Plc ("Plc") held on 24 October 2003.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Because of the nature of that Structure, the poll results for each company on Joint Electorate Actions are identical.

The poll results were:
Business	Votes For	Votes Against	Votes Abstained	Result
1. Receipt of Financial Statements and Reports of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,183,646,317	4,639,261	93,685,782	Carried
2. Receipt of Financial Statements and Reports of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,177,527,469	3,110,867	101,278,054	Carried
3. Re-election of Dr D C Brink as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,130,753,356	131,002,046	18,322,814	Carried
4. Re-election of Dr D C Brink as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,122,987,042	130,565,041	26,580,409	Carried
5. Re-election of Mr M A Chaney as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,123,830,210	129,486,986	18,231,783	Carried
6. Re-election of Mr M A Chaney as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,116,270,481	129,410,130	18,231,783	Carried
7. Re-election of Lord Renwick of Clifton as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,101,677,708	139,457,173	39,036,555	Carried
8. Re-election of Lord Renwick of Clifton as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,093,911,532	139,680,405	46,502,911	Carried
9. Election of Mr M Salamon as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,118,324,103	134,205,439	27,610,534	Carried
10. Election of Mr M Salamon as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,107,995,840	134,286,578	35,120,576	Carried
11. Election of Dr J G Buchanan as a Director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,135,810,305	124,034,809	20,257,907	Carried
12. Election of Dr J G Buchanan as a Director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,128,219,207	123,876,172	28,003,282	Carried
13. To re-appoint the auditors of BHP Billiton Plc (a special resolution and Joint Electorate Action)	3,222,320,634	18,959,923	37,130,465	Carried
14. To renew the Directors' authority to allot shares in BHP Billiton Plc (a special resolution and Joint Electorate Action)	3,060,684,627	195,636,337	21,691,492	Carried
15. To renew the disapplication of pre-emption rights in BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,207,381,218	48,953,422	22,395,307	Carried
16. To authorise BHP Billiton Plc to make market purchases of its own shares (an ordinary resolution and Joint Electorate Action)	3,196,956,996	68,884,997	19,859,545	Carried
17. To approve the Remuneration Report (an ordinary resolution and Joint Electorate Action)	3,165,112,039	62,084,084	50,771,769	Carried
18. To approve the issue of awards to Mr C W Goodyear under BHP Billiton Limited's Group Incentive Scheme (an ordinary resolution and Joint Electorate Action)	3,182,675,236	83,517,088	39,865,626	Carried
19. To approve the issue of awards to Mr M Salamon under BHP Billiton Plc's Group Incentive Scheme (an ordinary resolution and Joint Electorate Action)	3,142,339,658	84,904,035	47,598,648	Carried

K J Wood
Company Secretary

BHP Billiton Limited & BHP Billiton Plc

Final Proxy Position

	Limited	Plc
1. Receipt of Financial Statements and Reports of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,701,716,552	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,498,955,997	1,532,475,603
♦ was to vote against the resolution	3,983,098	707,602
♦ was to abstain on the resolution	51,769,633	41,916,149
♦ may vote at the proxy's discretion	147,007,824	9,567,672

2. Receipt of Financial Statements and Reports of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,701,710,052	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,491,903,528	1,532,481,523
♦ was to vote against the resolution	2,465,712	698,801
♦ was to abstain on the resolution	59,362,969	41,915,085
♦ may vote at the proxy's discretion	147,977,843	9,571,617

3. Re-election of Dr D C Brink as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,699,862,772	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,504,116,029	1,472,998,616
♦ was to vote against the resolution	38,470,870	92,575,599
♦ was to abstain on the resolution	8,787,885	9,534,929
♦ may vote at the proxy's discretion	148,487,988	9,557,882

4. Re-election of Dr D C Brink as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,699,952,840	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,495,492,294	1,473,000,884
♦ was to vote against the resolution	37,953,039	92,661,569
♦ was to abstain on the resolution	17,131,152	9,449,257
♦ may vote at the proxy's discretion	149,376,355	9,555,316

5. Re-election of Mr M A Chaney as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,699,952,840	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,506,147,325	1,464,213,761
♦ was to vote against the resolution	36,976,111	92,662,229
♦ was to abstain on the resolution	8,623,345	18,231,783
♦ may vote at the proxy's discretion	148,206,059	9,559,253

6. Re-election of Mr M A Chaney as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,698,951,065	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,497,563,880	1,464,217,494
♦ was to vote against the resolution	36,898,238	92,661,463
♦ was to abstain on the resolution	16,218,817	18,231,783
♦ may vote at the proxy's discretion	148,270,130	9,556,286

7. Re-election of Lord Renwick of Clifton as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,699,944,255	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,492,636,768	1,454,921,125
♦ was to vote against the resolution	41,632,880	98,492,132
♦ was to abstain on the resolution	17,340,668	21,695,887
♦ may vote at the proxy's discretion	148,333,939	9,557,882

8. Re-election of Lord Renwick of Clifton as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,699,941,355	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,484,013,685	1,454,921,207
♦ was to vote against the resolution	41,781,130	98,495,680
♦ was to abstain on the resolution	24,808,088	21,694,823
♦ may vote at the proxy's discretion	149,338,452	9,555,316

9. Election of Mr M Salamon as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,699,951,989	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,501,060,776	1,463,113,801
♦ was to vote against the resolution	40,658,655	93,722,484
♦ was to abstain on the resolution	9,339,152	18,271,382
♦ may vote at the proxy's discretion	148,893,406	9,559,359

10. Election of Mr M Salamon as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,697,251,989	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,489,711,279	1,463,112,572
♦ was to vote against the resolution	40,735,862	93,726,416
♦ was to abstain on the resolution	16,852,822	18,267,754
♦ may vote at the proxy's discretion	149,952,026	9,560,284

11. To elect Dr J G Buchanan as a Director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,699,918,362	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,508,864,993	1,472,181,357
♦ was to vote against the resolution	30,701,165	93,476,214
♦ was to abstain on the resolution	10,810,382	9,447,525
♦ may vote at the proxy's discretion	149,541,822	9,561,930

12. To elect Dr J G Buchanan as a Director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,699,952,840	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,500,495,451	1,472,183,273
♦ was to vote against the resolution	30,536,062	93,478,842
♦ was to abstain on the resolution	18,556,257	9,447,025
♦ may vote at the proxy's discretion	150,365,070	9,557,886

13. To re-appont the auditors of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,698,205,125	1,584,665,945
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,523,308,248	1,544,946,192
♦ was to vote against the resolution	9,934,325	9,061,839
♦ was to abstain on the resolution	16,036,622	21,093,843
♦ may vote at the proxy's discretion	148,925,930	9,564,071

14. To renew the Directors' authority to allot shares in BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,697,827,445	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,480,828,156	1,424,825,605
♦ was to vote against the resolution	47,846,954	147,898,999
♦ was to abstain on the resolution	19,310,480	2,381,012
♦ may vote at the proxy's discretion	149,841,855	9,561,410

15. To renew the disapplication of pre-emption rights in BHP Billiton plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,699,609,238	1,583,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,485,396,005	1,566,361,138
♦ was to vote against the resolution	43,656,111	5,368,215
♦ was to abstain on the resolution	20,018,755	2,376,552
♦ may vote at the proxy's discretion	150,538,367	9,561,121

16. To authorise BHP Billiton Plc to make market purchases of is own shares
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,705,526,003	1,584,666,760
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,468,247,526	1,573,147,652
♦ was to vote against the resolution	68,278,010	652,227
♦ was to abstain on the resolution	18,554,171	1,305,374
♦ may vote at the proxy's discretion	150,446,296	9,561,507

17. To approve the Remuneration Report
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,697,875,617	1,584,667,026
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,495,883,341	1,515,373,289
♦ was to vote against the resolution	31,064,578	31,141,091
♦ was to abstain on the resolution	22,189,889	28,581,880
♦ may vote at the proxy's discretion	148,737,809	9,570,766

18. To approve the issue of awards to Mr C W Goodyear under BHP Billiton Limited's Group Incentive Scheme
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,727,874,074	1,582,919,985
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,469,161,214	1,533,204,140
♦ was to vote against the resolution	69,660,357	13,713,663
♦ was to abstain on the resolution	13,435,259	26,430,367
♦ may vote at the proxy's discretion	175,617,244	9,571,815

19. To approve the issue of awards to Mr M Salamon under BHP Billiton Plc's Group Incentive Scheme
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,694,908,043	1,584,667,028
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,456,327,639	1,534,952,409
♦ was to vote against the resolution	71,062,696	13,715,919
♦ was to abstain on the resolution	21,167,823	26,430,825
♦ may vote at the proxy's discretion	146,349,885	9,567,875

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 13 November 2003